UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-6F

NOTICE OF INTENT TO ELECT TO BE SUBJECT TO SECTIONS 55 THROUGH 65 OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned hereby notifies the Securities and Exchange Commission that it intends to file a notification of election to be subject to sections 55 through 65 of the Investment Company Act of 1940 (the “Act”) and in connection with such notice submits the following information:

Name:	ALDA Capital Corporation

Address of Principal Business Office:	233 S. Wacker Drive, Suite 9330 Chicago, Illinois 60606

Telephone Number:	(312) 382-9330

Name and Address of Agent	Alan D. Gordon
For Service of Process:	Chairman of the Board, Chief Executive Officer, President and Secretary
ALDA Capital Corporation
233 S. Wacker Drive, Suite 9330
Chicago, Illinois 60606

The undersigned company hereby notifies the Securities and Exchange Commission that it intends to file a notification of election to be subject to sections 55 through 65 of the Act within ninety days of the date of this filing.  The company would be excluded from the definition of an investment company by section 3(c)(1) of the Act, except that it presently proposes to make a public offering of its securities as a business development company.

SIGNATURE

Pursuant to the requirements of section 6(f) of the Act, the undersigned company has caused this notice of intent to elect to be subject to sections 55 through 65 of the Act pursuant to section 54(a) of the Act to be duly executed on its behalf in the city of Chicago and the State of Illinois on the 15th day of March, 2011.

ALDA CAPITAL CORPORATION

By:	/s/ Alan D. Gordon
Name: Alan D. Gordon
Title: Chairman of the Board, Chief Executive Officer, President and Secretary

Attest:	/s/ Lori Wittman
Name: Lori Wittman
Title: Chief Financial Officer and Treasurer